

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2022

Christine Fox
Chief Financial Officer
Mereo Biopharma Group plc
One Cavendish Place 4th Floor
London, W1G 0QF
United Kingdom

      Re: Mereo Biopharma Group plc
          Form 20-F for the Fiscal Year Ended December 31, 2021
          Filed March 31, 2022
          File No. 001-38452

Dear Ms. Fox:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences